Contact

www.linkedin.com/in/
robertmcintoshmba (LinkedIn)

Top Skills

Venture Capital
Product Development
Project Management

Robert McIntosh

Founder | Startups | Web3 | Strategy | Growth & Execution
Denver, Colorado, United States

Summary

With over a decade of experience in strategic operations, business development, marketing, program and product management, consulting, and startup development, I am a versatile and driven professional who brings a hybrid skill set and a passion for innovation to any organization. I have successfully led and implemented global systems and teams from scratch, across various industries and domains, such as SaaS, Fintech, Blockchain, AI, and Product.

Currently, I am the Managing Director and Co-Founder of Literally Helping Startups, a company that is on a mission to revolutionize the startup landscape and empower founders and entrepreneurs with guidance, perspective, and resources. I also serve as a Mentor across different organizations such as Techstars. During my career, I have supported over 1000+ startups and scale-ups to develop business models, achieve product-market fit, fundraising and investment, and go-to-market strategy. I leverage my strengths in startup growth, product launch, sales, process improvement, and emerging technologies to create and deliver innovative solutions that enhance the customer experience, impact the top line, and lower the cost of operations. As a leader, I thrive in fast-paced environments, welcome new opportunities, and develop creative, effective solutions that propel organizational goals and drive improved growth and performance.

Experience

Literally Helping Startups
Managing Director/ Co-Founder
February 2023 - Present (10 months)

Are you a founder struggling to navigate the complexities of startups and venture capital? Or a seasoned entrepreneur seeking additional guidance and perspective? Look no further. Literally Helping Startups is on a mission to revolutionize the startup landscape, and we're here to empower you like never before.

Techstars
Mentor
June 2023 - Present (6 months)

Mutariuum
Investment Advisor
April 2022 - April 2023 (1 year 1 month)

A blockchain-based play-to-earn game set in a dystopian cyberpunk universe that offers a unique story where you, the community, decide the fate of Carver City and its inhabitants.

Journey Venture Partners
1 year 1 month

Investor Relations Manager
January 2022 - December 2022 (1 year)

Senior Associate
December 2021 - June 2022 (7 months)

303 Esports
Director of Partnerships and Growth
July 2020 - January 2022 (1 year 7 months)

One of Colorado's Largest Esports organizations. Building community and professional gaming within the Esports space.

ASTRALABS
Program Manager
January 2021 - December 2021 (1 year)

Feedel Ventures
Growth Strategy Manager
September 2020 - December 2021 (1 year 4 months)

Feedel Ventures is an idea lab and a startup factory: we ideate, build and co-found digital ventures. We currently have 20+ startups in portfolio across 3 key verticals: Culture (Art, Music, Film, News, Advertising, Education), Lifestyle & Wellbeing (Food, Travel, Mental Health & Psychology, Greenery, Fashion,

Design), Web3 (Metaverse, NFT/Blockchain, Security & Privacy). Italian inspiration with global aspiration.

Ideas By Nature
Blockchain Business Development And Growth Manager
October 2019 - February 2021 (1 year 5 months)
Greater Denver Area

"Ideas By Nature is a Blockchain Agency, helping develop some of the top blockchain projects in the space"

Provide thought leadership with a focus on the growth and development of the business operation. Design and develop innovative ways to generate business development for the company and then implement these solutions across the company.

• Drove financial gains by successfully negotiating terms and conditions for agreements with high profile organizations.
• Helped designed and implemented a concept for startups making it easier for companies to understand what stage they are in when developing a new venture and to provide healthier company growth.
•   Implemented KPI's both within client environments and internally, which helped improved retention, customer satisfaction, and account growth/ expansion.

HLYWD Token
Founder
May 2015 - April 2020 (5 years)
Cofounded a blockchain/Web3 platform to connect filmmakers and fans, from the ground up, created a concept, and developed the business for profitability. Accountable for the planning, control, and management of the complete product life cycle to ensure successful product delivery and high customer satisfaction. Developed innovative campaigns, branding strategies, and out of the box concepts to effectively reach out to the target audience.

• Built practice credibility, value, and offerings through the creation and promotion of pioneering executive suite ideas, provocative new solutions and methodologies, and ground-breaking intellectual capital that open doors to further engagements.
• Championed efforts in identifying and removing project risks and roadblocks, thereby enhancing successful product releases.

• Designed and implemented product updates, including testing, budgeting, product metrics, and status reporting.

Self Employed
Blockchain Consultant
May 2015 - October 2019 (4 years 6 months)

- Worked closely with the engineering, design, and leadership teams at all levels to co-create business strategy and go-to-market plans.
- Experience creating strategic product roadmap(s) from conception to launch and

working with cross-functional teams.
- Lead and implemented multiple blockchain product updates including testing, budgeting,

product metrics, and status reporting.
- Innovative leader that can drive optimization and new ideas. Always thinking freely to

find new solutions to difficult problems.
- Superior time management and organizational skills throughout product lifecycle.
- Coordinated activities required to bring product to market, including aligning teams

involved and bridging any gaps between different functions.
- Effective communicator throughout the product life cycle and can lead the adoption of

change where appropriate. Strong interpersonal skills.
- Completed financial modeling and token economics.Developed functional company ecosystems and business models to ensure successful product launch.

MAXWELL ASPHALT INC
Project Manager
August 2007 - August 2017 (10 years 1 month)

Project Manager   2007 – 2017
Top-performing manager. Managed projects through all phases to include production, project budgets, project schedules, and quality assurance. Led process improvement initiatives and analyzed problems to create corrective action strategy.
• Improved company construction project deadline and budget delivery by implementing standardized tracking and monitoring procedures to ensure timely completion.

• Met and exceeded project deliverables, delivering cost savings, revenue generation, and customer satisfaction improvements. Completed over 40 projects on time and under budget.

• Executed over 40 Runway projects to include Google/NASA Runway(Moffett Field) and some of the busiest airports in the world, LAX, DIA.

• Streamlined team building and improved organization across multiple constructions facet's, including pre-construction, construction, and team effectiveness.

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Education

University of Denver - Daniels College of Business
Master of Business Administration - MBA

Metropolitan State University of Denver
Bachelor of Arts - BA, Political Science and Government